EXHIBIT 12.2

AK STEEL HOLDING CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in millions)

	2006	2005	2004		2003		2002
Combined fixed charges:
Capitalized interest credit	3.3	5.4	2.7		1.7		1.8
Interest factor in rent expense	2.8	2.3	2.4		2.4		2.4
Other interest and fixed charges	89.1	86.8	110.1		117.8		128.3

Total combined fixed charges	$95.2	$94.5	$115.2		$121.9		$132.5

Earnings-pretax income (loss) with applicable adjustments	$97.9	$135.9	$(71.3)		$(643.2)		$(729.7)

Ratio of earnings to fixed charges	1.0	1.4	NM	*	NM	*	NM	*

*	In 2004, 2003 and 2002, earnings were less than fixed charges by $186.5, $765.1 and $862.2, respectively.